Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2009	2008	2007	2006	2005
Earnings (loss):
Pretax
Income from continuing operations	$(15,782)	$(102,507)	$(81,466)	$10,115	$3,317

Add: fixed charges	$3,493	$7,848	$4,291	$1,099	$1,477
Equity in earnings of unconsolidated sub	0	0	-22	401	222

Less:
Pref Dividends (grossed-up)	0	0	-162	-245	-1036
Interest capitalized	230	0	0	-8	-301

Earnings as defined in Item 503 of Reg. S-K	$(12,059)	$(94,659)	$(77,359)	$11,362	$3,679
Fixed Costs:
Interest expense	$3,525	7650	3940	660	0
cap int	-230	0	0	8	301
Pref Dividends (grossed-up)	0	0	162	245	1036
Interest included in rental expense	198	198	189	186	140
Fixed costs as defined in Item 503 of Reg. S-K	$3,493	$7,848	$4,291	$1,099	$1,477

Ratio of earnings to fixed costs	N/A	N/A	N/A	13.31	8.35
Pref Dividends Excluded
$ value of deficiency	$(15,552)	$(102,507)	$(81,488)	N/A	N/A

Ratio of earnings to fixed costs	N/A	N/A	N/A	10.34	2.49
and preference dividends
$ value of deficiency	$(15,552)	$(102,507)	$(81,650)	N/A	N/A